

October 9, 2013

Via E-Mail
Xiangqian Li
Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China

>   **Re: China BAK Battery, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2012**
>   **Filed December 31, 2012**
>   **Form 10-Q for Quarterly Period Ended June 30, 2013**
>   **Filed August 19, 2013**
>   **File No. 001-32898**

Dear Mr. Li:

        We have reviewed your response letter dated September 18, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstance, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 3. Trade Accounts Receivable, net, page F-14

1.   We note the information provided in response to prior comment 1. In future filings, beginning with your Form 10-K for the year ended September 30, 2013, please revise this note to provide a table with the same level of detail as the one provided in your response.

2.   We note that you recorded bad debt recoveries of $14.5 million in the nine months ended June 30, 2013 due to the return of products from customers. Please separately address each of the following:

-   Provide us with a detailed description of the transactions that resulted in the recoveries, including a description of the products sold, the original dates and the amounts of the sales, the amounts you collected on the related accounts receivables, the amounts of the allowance for losses established for these accounts receivables and the amounts recovered.
-   Tell us whether you were able to sell the products returned to you and whether any amounts remain in inventory to date.
-   Tell us the amounts of the inventory write-downs you recorded relating to the returned products.
-   Identify the customers for us and tell us whether any of them were considered related-parties as defined by FASB ASC 850, and if so, describe the relationship.
-   Tell us whether you entered into any other transactions with any of these customers, and if so, describe to us your collection history on those transactions.

3.   Further, we derive from your year-to-date information for the six months ended March 31, 2013 that the bad debt expense for the quarter consisted of the return of products from customers of $6,097,786 and a credit to bad debt expense of $2,378,877. Please tell us why you credited bad debt expense for $2,378,877 in that quarter.

4.   We note the table you provided in response to prior comment 2. Please describe to us the transactions that resulted in the "other receivables" balances at June 30, 2013 and summarize for us the circumstances that led to you recording the provisions for losses related to these accounts in the nine months ended June 30, 2013 and the year ended September 30, 2012.

         You may contact Jeanne Bennett at (202) 551-3606, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 on other comments. In this regard, please do not hesitate to contact me at (202) 551-3671.

                                                          Sincerely,

                                                          /s/ Kate Tillan for

                                                          Martin James
                                                          Senior Assistant Chief Accountant

Copy: Qixiang Sun, Esq.